Via Facsimile and U.S. Mail
Mail Stop 6010

May 30, 2006

Mr. Michael G. Cherkasky
Chief Executive Officer and President
Marsh & McLennan Companies, Inc.
1166 Avenue of the Americas
New York, NY 10036-2774

> **Re:** **Marsh & McLennan Companies, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2005**
> **File No. 1-05998**

Dear Mr. Cherkasky:

We have limited our review of your filing to the issues we have addressed in our comments. In our comments, we ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2005

Management's Discussion and Analysis

Significant Developments in 2005, page 29

1.   On page 30 and again on page 45 you indicate that you have approximately $130 million in receivables from market services agreements earned prior to October 1, 2004 and you are seeking to enforce the contracts in an attempt to collect these amounts. Please provide to us, in a disclosure-type format, a discussion of the effect that any inability to collect on these receivables has on the operations, liquidity and financial position of the company. Please include in your discussion, the amount of any allowance management has established against these receivables, the status of management collection efforts and the specific reasons why management still believes these amount are collectible given the substantial amount of time that has elapsed.

Financial Statements

Note 4: Acquisitions and Dispositions, page 65

2.   It appears the Kroll acquisition met the significant subsidiary test at the 10 percent level in rule 1-02(w) of Regulation S-X. Please provide us in disclosure-type format the description of factors contributing to your significant goodwill, the intangible asset disclosures and the pro forma information as required by paragraphs 51b, 52, 54 and 55 of SFAS 141.

Note 9: Stock Benefit Plans, page 76

3.   On page 78 you indicate that on March 16, 2005 you began granting stock option awards that provide for a performance-based triggering event before a vested option can be exercised. It appears that these awards have market conditions and not performance conditions as identified in paragraph 19 of SFAS 123R since these triggering events are based on your stock price. Please explain to us how you are accounting for these options including your accounting treatment if the market condition is not met. Please reference the authoritative literature you relied upon to support your position.

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides the requested information. Detailed letters greatly facilitate our review. Please file your letter on EDGAR under the form type label CORRESP.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions, please contact Mark Brunhofer, Staff Accountant, at (202) 551-3638 or Kevin Woody, Branch Chief, at (202) 551-3629. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant